SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/ME) 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-held Company

MINUTES OF THE BOARD OF DIRECTOR’S MEETING HELD ON

MARCH 15, 2019

1.  Date, Time and Place. On March 15, 2019 at 12:00 am, held at the headquarters of Gafisa S.A. (“Company” or “Gafisa”), in the city and state of São Paulo, at Avenida das Nações Unidas, 8,501, 19th floor.

2.   Call Notice and Attendance. The call notice was sent by the Board’s Chairman to the electronic address of other members of the board of directors. All members of the Board of Directors attended the meeting.

3.  Composition of the Board. Chairman: Mr. Augusto Marques da Cruz. Secretary: [●]

4.  Resolutions. In spite of the diverse and praiseworthy efforts of the current Board of Directors of Gafisa to date, the members of the Board of Directors decided:

(i)                 To acknowledge receipt of the request pursuant to article 123, sole paragraph, letter “c”, of Law 6,404, dated December 15, 1976, as amended (“Brazilian Corporation Law”), submitted by Planner Corretora de Valores S.A., in conjunction with Planner Redwood Asset Management Administração de Recursos Ltda., in the capacity of administrators of investment funds holding 8,000,000 (eight million) nominative, book-entry shares with no par value, representing 18.45% of the Company’s capital stock, in order to convene an extraordinary general meeting of Gafisa;

(ii)               Approve the call for an Extraordinary General Meeting to be held on April 15, 2019 (“EGM”), to resolve on the following matters:

(a)          To suspend the exercise of shareholder rights of GWI Asset Management S.A. and the other members of the GWI Group, pursuant to article 120 of the Brazilian Corporation Law in violation of the obligation imposed by the Company’s Bylaws;

(b)         Authorize the Board of Directors to hire a first-rate Bank or Consultancy to prepare a new long-term Strategic Plan for the Company, which will have the effect of resuming the Company’s growth path and should consider, among other opportunities: (a.1) Expansion and consolidation of its already traditional presence in the real estate construction sector for the middle/upper class; (a.2) Expand operations for the residential construction market focused on the medium and low income market, especially or the market focused on the Minha Casa, Minha Vida program; (a.3) Expand operations for the residential, commercial and industrial condominium market, in particular subdivisions and urban projects; (a.4) Expand performance for the international real estate market; (a.5) Continuing the Company’s activities in the area of technical and administrative assistance services for the after-sales of residential and commercial real estate, especially those of its own incorporation; (a.6) Establish public-private partnerships for the construction of public works, roads, airports, ports, urban transport and development, among other sectors; and (a.7) Expand operations for the construction and/or acquisition of real estate, commercial and/or industrial, for recreation, as well as residential, for the purpose of long-term lease with international top-level clients and/or associated with Investment Funds in Credit Rights (FIDC) and Real Estate Receivables Certificates (CRIs);

(c)          To elect all members of the Board of Directors, in view of the provisions of paragraph 3 of article 141 of the Brazilian Corporation Law, considering that 4 (four) of the 7 (seven) members of the Company’s Board of Directors elected in Gafisa’s extraordinary general meeting held on September 25, 2018, resigned their positions;

(d)         To establish the number of members that will compose the Company’s Board of Directors in 7 (seven) effective directors, without substitutes, pursuant to article 15 of Gafisa’s Bylaws;

(e)          To update the caput of article 5 of Gafisa’s Bylaws to reflect the cancellations of shares approved by the Board of Directors on December 19, 2018 and January 22, 2019, with the Company having 43,357,589 (forty-three million, three hundred and fifty-seven thousand, five hundred and eighty-nine) common shares, all nominative, book-entry, with no par value;

(f)           To increase the value of the Company’s authorized capital, from the current 71,031,876 (seventy-one million, thirty-one thousand, eight hundred and seventy-six) common shares to 120,000,000 (one hundred and twenty million) common shares, with the consequent amendment of article 6 of the Company’s Bylaws, so that the Company can meet its new challenges, and it is the responsibility of the Board of Directors to define the conditions for the decision of the securities necessary for the capitalization of Gafisa;

(g)          To authorize the Board of Directors to approve the issuance of new shares up to the limit of authorized capital and to evaluate the best alternatives for raising funds through the issuance of securities convertible or non-convertible into shares to meet the Strategic Plan to be prepared, which will give Gafisa the well-deserved prominent role in the real estate sector, for which it has always been a reference, acting as a large corporation; and

(h)         In line with the Material Fact of November 26, 2018, ratify the measures taken for the voluntary delisting of its shares of the New York Stock Exchange (NYSE) and change of the American Depositary Shares program from Level 3 to Level 1.

(iii)             To appoint, as candidates for the Company’s Board of Directors, in an election to be resolved at the EGM, the list consisting of the 7 (seven) candidates indicated below, all as effective members, without substitutes.

(a)          Augusto Marques da Cruz Filho, enrolled with the CPF/ME under No. 688.369.968-68;

(b)          Demian Fiocca, enrolled with the CPF/ME under No. 130.316.328-42;

(c)           André de Almeida Rodrigues, enrolled with the CPF/ME under No. 752.627.206-25;

(d)          Nelson Sequeiros Rodriguez Tanure, enrolled with the CPF/ME under No. 041.747.715-53;

(e)           Roberto Portella, enrolled with the CPF/ME under No. 039.031.417-04;

(f)           Antonio Carlos Romanoski, enrolled with the CPF/ME under No. 005.084.389-34; and

(g)          Thomas Reichenheim, enrolled with the CPF/ME under No. 199.437.738-20.

(iv)             Approve the Management’s Proposal to be submitted to the Company’s shareholders.

(v)               To appoint, pursuant to paragraph 1 of article 17 of the Company’s Bylaws and article 150 of the Brazilian Corporation Law, as members of the Company’s Board of Directors, to occupy the two currently vacant positions, to complement the term until the EGM:

(a)          Thomas Reichenheim, Brazilian, divorced, company administrator, bearer of the ID No. 3.781.302-1 SSP- SP, enrolled with the CPF/ME under No. 199.437.768-20, with commercial address in the city and state of São Paulo, at Rua Hans Nobling, 107, apt. 129, Jardim Europa, Zip Code 01455-060;

(b)          Roberto Portella, Brazilian, married, lawyer, bearer of the ID No. 1.830.755 IFP/RJ, enrolled with the CPF/ME under No. 039.031.417-04, with commercial address in the city and state of São Paulo, at Avenida Pedroso de Morais nº 1201, Zip Code 05419-001; and

(vi)             To attest that Mr. Thomas Reichenheim and Mr. Roberto Portella presented statements attesting their respective frameworks in relation to the independence criteria established in the Novo Mercado Regulation, which were received by the Board of Directors on this date, who granted their characterization as independent members for the purposes of the Novo Mercado Regulation.

5.                  Closing. With no further matters to be discussed, these minutes were read, approved and signed by the Board members. São Paulo, March 15, 2019. Signatures (signed) Augusto Marques da Cruz Filho, Chairman of the Meeting, [●], Secretary. Board Members: Karen Sanchez Guimaraes, Ana Maria Loureiro Recart, Pedro Carvalho de Mello, Augusto Marques da Cruz Filho and Oscar Segall.

(Signature page to the Minutes of the Meeting of the Board of Directors of Gafisa S.A. held on March 15, 2019)

Present Members of the Board of Directors:

Oscar Segall	Karen Sanchez Guimaraes

Augusto Marques da Cruz Filho	Ana Maria Loureiro Recart

Pedro Carvalho de Mello

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 15, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer